                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                        CROWN CASTLE INTERNATIONAL CORP.
          ------------------------------------------------------------

                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
               ---------------------------------------------------
                         (Title of Class of Securities)

                                    228227104
                                 --------------
                                 (CUSIP Number)

                                Oliver Froissart
                                 France Telecom
                               6, place d'Alleray
                               75015 Paris, France

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                     January 26, 2000 through June 8, 2000
                                 ---------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box { }.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose, of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following page(s))
                                  SCHEDULE 13D



CUSIP No.  228227104


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Transmission Future Networks B.V.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

     [  ]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Netherlands

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         17,713,536

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         17,713,536

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,713,536 (Includes all Shares beneficially owned by Group)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO. 228227104


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     "Atrium 3" S.A.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     N.A.

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

     [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,713,536 (Includes all Shares beneficially owned by Group)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

      CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION
cut here


                                  SCHEDULE 13D

CUSIP No.   228227104


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Digital Future Investments B.V.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     N.A.

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

     [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Netherlands

________________________________________________________________________________
               7    SOLE VOTING POWER
                    0
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        0

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                    0
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH            0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,713,536 (Includes all Shares beneficially owned by Group)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D


CUSIP NO.    228227104


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Telediffusion de France International S.A

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     N.A.
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

     [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,713,536 (Includes all Shares beneficially owned by Group)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



CUSIP NO.  228227104


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TeleDiffusion de France S.A.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     N.A.

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

     [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON                              10

               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,713,536 (Includes all Shares beneficially owned by Group)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



CUSIP NO.  228227104


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     France Telecom S.A.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     N.A.
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
     [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0


   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,713,536 (Includes all Shares beneficially owned by Group)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                             INTRODUCTORY STATEMENT

         This Amendment No. 1 amends the statement on Schedule 13D (the "Statement") relating to the Common Stock, par value $.0l per share (the "Shares"), of Crown Castle International Corp., a Delaware corporation (the "Company") filed with the Securities and Exchange Commission (the "Commission") on September 1, 1998 (the "Original Schedule 13D"). The Company's principal executive office is located at 510 Bering Drive, Suite 500, Houston, TX 77057.

         This amendment amends Items 2, 3, 4, 5, 6 and 7 of the Original
Schedule 13D previously filed by Digital Future Investments B.V.; Telediffusion de France International S.A.; TeleDiffusion de France S.A.; France Telecom S.A.; Candover Investments plc; Candover (Trustees) Limited; Candover Partners Limited (as general partner of the Candover 1994 UK Limited Partnership, the Candover 1994 UK No. 2 Limited Partnership, the Candover 1994 US No. 1 Limited Partnership and the Candover 1994 US No. 2 Limited Partnership); Candover Services Limited; Ted B. Miller, Jr.; The Miller 1996 Gift Trust; Robert A. Crown (individually and for the Robert A. Crown grantor retained annuity trust); Barbara A. Crown (individually and for the Barbara A. Crown grantor retained annuity trust); Berkshire Fund III, A Limited Partnership; Third Berkshire Associates Limited Partnership; Berkshire Fund IV, Limited Partnership; Fourth Berkshire Associates LLC; Berkshire Investors LLC; Centennial IV; Holdings IV; Centennial V; Entrepreneurs V; Holdings V; Nassau Capital Partners II, L.P.; Nassau Capital LLC; NAS Partners I, L.L.C.; Fay, Richwhite Communications Limited; PNC Venture Corp.; PNC Holding Corp.; PNC Bank Corp; American Home Assurance Company; American International Group, Inc.; New York Life Insurance Company; The Northwestern Mutual Life Insurance Company; Harvard Private Capital Holdings, Inc.; Charlesbank Capital Partners, LLC; Prime VIII, L.P. and Prime SKA I, L.L.C.

         No FT Reporting Person (as defined below) assumes responsibility for the completeness or accuracy of the information contained in the Original
Schedule 13D or any amendment to the Original Schedule 13D concerning any other person.

ITEM 2.   IDENTITY AND BACKGROUND

            This item is amended and supplemented as follows:

         This Statement is being filed by the undersigned on behalf of:
Transmission Future Networks B.V. ("TFN"), "Atrium 3" S.A. ("Atrium 3"), Digital Future Investments B.V. ("DFI"); Telediffusion de France International S.A. ("TDFI"); TeleDiffusion de France S.A. ("TDF"); and France Telecom S.A. ("France Telecom", and together with each of the foregoing, the "FT Reporting Persons").

         By signing this Statement, each FT Reporting Person agrees that this Statement is filed on its behalf.

Transmission Future Networks B.V
-------------------------------------------

TFN is a Netherlands Private Limited Liability company with its principal office located at Atrium Building 5th Floor, Strawinskylaan 3501, 1077 ZX Amsterdam, the Netherlands. The principal business of TFN is to design and/or engineer, and/or install, and/or operate infrastructures, and/or equipment, and/or site for wireless telecommunications or for audio-visual communication at large, to start with the broadcasting of the programs of commercial radio stations in the Netherlands; to participate in, to finance, to collaborate with, to conduct the management of companies and other enterprises and provide advice and other services.

         TFN is a wholly owned subsidiary of Atrium 3, which is a wholly owned subsidiary of TDF, which is in turn a wholly owned subsidiary of France Telecom.

         The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of TFN are set forth on Schedule 1 hereto, which Schedule is hereby incorporated into this Item 2 by reference in its entirety.

"Atrium 3" S.A.
-------------------

         Atrium 3 is a French Societe Anonyme (similar to a public limited liability company), with its principal office located at 10, rue d'Oradour sur Glane, 75015 Paris, France. The principal business of Atrium 3 is the commercialization of all telecommunication and television transmission via all mediums in France and abroad; the commercialization, within its scope of activity, of all engineering performance, technical support and any other services; and holding of majority or minority interests in the stock of companies that conduct activities in the same field. Atrium 3 is a wholly owned subsidiary of TDF, which is in turn a wholly owned subsidiary of France Telecom.

         The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of Atrium 3 are set forth on Schedule 1 hereto, which Schedule is hereby incorporated into this Item 2 by reference in its entirety.


Digital Future Investments B.V.
--------------------------------------

         DFI is a Netherlands Private Limited Liability company with its principal executive office located at Atrium Building, 5th Floor, Strawinskylaan 3501, 1077 ZX Amsterdam, The Netherlands. The principal business of DFI is to participate in and to finance companies and enterprises which conduct activities in the field of radio and telecommunications. DFI is a wholly owned subsidiary of TDFI, which is a wholly owned subsidiary of TDF, which is in turn a wholly owned subsidiary of France Telecom.

         The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of DFI are set forth on Schedule 1 hereto, which Schedule is hereby incorporated into this Item 2 by reference in its entirety.

Telediffusion de France International S.A.
--------------------------------------------------

         TDFI is a French Societe Anonyme (similar to a public limited liability company) with its principal executive office located at 10, rue d'Oradour sur Glane, 75015 Paris, France. The principal business of TDFI is as a shareholding company. TDFI holds and manages shares in the capital stock of foreign companies which conduct activities that are in the field of the description of the business of TDF. TDFI is a wholly owned subsidiary of TDF, which is a wholly owned subsidiary of France Telecom.

         The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of TDFI are set forth on Schedule 1 hereto.

TeleDiffusion de France S.A.
-----------------------------------

         TDF is a French Societe Anonyme (similar to a public limited liability company), with its principal executive office located at 10, rue d'Oradour sur Glane, 75015 Paris, France. The principal businesses of TDF are television and radio transmission. TDF is a wholly owned subsidiary of France Telecom.

         The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of TDF are set forth on Schedule 1 hereto.

France Telecom S.A.
-------------------------

         France Telecom is a French Societe Anonyme (similar to a public limited liability company), with its principal executive office located at 6, place d'Alleray 75015 Paris, France. The principal business of France Telecom is telecommunications services.

         The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of France Telecom are set forth on
Schedule 1 hereto.

         None of the FT Reporting Persons, nor any of their executive officers, directors, trustees or partners, as applicable, during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE OF FUNDS OR OTHER CONSIDERATION

         This item is supplemented as follows:

         Pursuant to the Governance Agreement dated as of August 21, 1998 (attached as Exhibit 3 to the Original Schedule 13D) (the "Governance Agreement") and to the Supplemental Agreement to the Governance Agreement dated as of May 17, 1999, under Article II (Anti-dilution), Section 2.01 (Anti-dilutive Rights), DFI acquired a total of 13,872,396 further Shares for a total consideration of US$ 203,756,605. This acquisition did not increase DFI's percentage ownership interest in the stock of the Company and was financed by means of TDF group's financing.

         On January 26, 2000 DFI transferred the legal and beneficial ownership of all of its Shares (13,872,396) and all of its shares of Class A Common Stock in the Company (11,340,000) to TFN, the Dutch subsidiary of TDF, for a total consideration of (euro)602,087,069. This transfer of shares did not increase the France Telecom group's percentage ownership interest in the stock of the Company. The source of the funds used for the acquisition of shares by TFN comes from an increase of the issued and paid-up capital of TFN to which Atrium 3, as shareholder of TFN, fully subscribed.

         In addition, on April 8, 1999, TDFI transferred all of its shares and its warrant in Crown Castle UK Holdings Limited (formerly Castle Transmission Services (Holdings) Limited) ("CCUK(H)") to DFI for a total amount of FF 255,000,000. This shareholding (2,163,000,000 ordinary shares of CCUK(H) and a warrant to subscribe for 257,500,000 further shares of CCUK(H)) are exchangeable for securities giving the right to convert into 17,443,500 Shares pursuant to the Governance Agreement.

         On February 29, 2000 DFI transferred the legal and beneficial ownership of all of its shares and its warrant in CCUK(H) (2,163,000,000 ordinary shares of CCUK(H) and a warrant to subscribe for 257,500,000 further shares of CCUK(H)) to TFN for a consideration of (euro)473,969,697 for the shares and
(euro)50,251,515 for the warrant. This too was financed by the increase of the issued and paid-up capital of TFN to which Atrium 3 fully subscribed in January 2000.

         On June 8, 2000 TFN transferred 24,942,360 Shares to Salomon Smith Barney and Goldman, Sachs & Co., through a registered public offering with the Commission for a total consideration of US$ 693,085,828.50, net of underwriting discounts.

ITEM 4.   PURPOSE OF TRANSACTION

         This item is supplemented as follows:

         TDFI transferred all of its interests in CCUK (H) to DFI since the purpose of DFI within the France Telecom structure is, amongst others, to be the holding company of the TDF's group interests in English-speaking countries.

         DFI transferred its legal and beneficial ownership of all of its Company's Shares (13,872,396 Shares) and all of its shares of Class A Common Stock in the Company (11,340,000 Shares) and all of its shares and warrant in CCUK(H) (2,163,000,000 ordinary shares of CCUK(H) and a warrant to subscribe for 257,500,000 further shares of CCUK(H) to TFN for the purpose of a group reorganization. The purpose of such reorganization was the possibility that France Telecom would be required by the Office of Fair Trading in the United Kingdom (the "OFT") to dispose of the interests held in the Crown Castle companies, through its subsidiary TDF, in order to comply with certain anti-competition matters regarding the France Telecom's group operations. Re-arranging the shareholdings of both the Company and CCUK(H) under a specific subsidiary was seen as a way to make likely divestments easier if required.

         The sale of 24,942,360 shares in the Company by TFN on June 8, represents the first step towards the complete disposition of all of its interest in the Company and its subsidiaries as required by the OFT.

         Additional sales will be made in the future for such purposes.
Although the FT Reporting Persons believe that the shares that they beneficially own are an attractive investment, the FT Reporting Persons continue to monitor and evaluate their investment in the Company in light of pertinent factors, including without limitation the following: (i) the Company's business, operations, assets, financial condition and prospects; (ii) market, general economic and other conditions; and (iii) other investment opportunities available to one or more of the FT Reporting Persons.

         In light of the foregoing factors, and the plans and requirements of the FT Reporting Persons from time to time, TFN may decide to dispose of some or all of the securities of the Company which it beneficially owns. The FT Reporting Persons reserve the right, either individually or in any combination among themselves or together with one or more stockholders of the Company, to decide in the future to take or cause to be taken the foregoing action. There can be no assurance that the foregoing action will occur or as to the timing of any such transaction.

         Except as set forth above, none of the FT Reporting Persons has plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

         The FT Reporting Persons disclaim that they are part of a group (as such term is set forth in Rule 13(d) promulgated under the Securities Exchange Act of 1934). Additionally, the FT Reporting Persons disclaim beneficial ownership of all Shares which are not directly owned of record by such Reporting Person.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

         This item is amended as follows:

         The information contained in Item 3 of this Statement is hereby incorporated into this Item 5 by reference in its entirety.

Transmission Future Networks B.V.
-------------------------------------------
         TFN owns 270,036 Shares. In addition, TFN owns 2,163,000,000 ordinary shares of CCUK (H) and a warrant to subscribe for 257,500,000 further shares of CCUK (H) which are exchangeable for securities giving the right to convert into 17,443,500 Shares (please refer to the Roll-Up described in Item 4 of the Original Schedule 13D). Assuming the Roll-Up, TFN would own in total
17,713,536 Shares.

         TFN has the sole voting power with respect to the 17,713,536 Shares that it would own assuming the Roll-Up, although TFN will have to vote the Shares in accordance with the procedure established in the Disposition Agreement (please see description of the Disposition Agreement and Exhibit 4 below)and also has the sole disposition power (but please see the description of the Disposition Agreement below) with respect to such 17,713,536 Shares.

"Atrium 3" S.A.
-------------------

         Atrium 3 has 0 Shares.

Digital Future Investments B.V.
--------------------------------------

         DFI has 0 Shares.

Telediffusion de France International S.A.
--------------------------------------------------

         TDFI has 0 Shares.

TeleDiffusion de France S.A.
----------------------------------

         TDF has 0 Shares.

France Telecom S.A.
-------------------------

         France Telecom has 0 Shares.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

This item is amended and supplemented as follows:


Stockholders Agreement
-----------------------------
Pursuant to the Disposition Agreement (as defined below), the FT Reporting Persons agreed to terminate their contractual provisions in the Stockholders Agreement dated August 21, 1998 (attached as Exhibit 2 to the Original Schedule
13D).

Governance Agreement
-----------------------------
Pursuant to the Disposition Agreement (as defined below), the FT Reporting Persons agreed to terminate their contractual provisions in the Governance Agreement (attached as Exhibit 3 to the Original Schedule 13D), as amended.

Underwriting Agreement
-------------------------------
In an underwriting agreement between Salomon Smith Barney, Inc. and Goldman, Sachs & Co. (the "Underwriters"), the Company and TFN dated as of June 5, 2000, the Underwriters agreed to severally underwrite the sale of the 24,942,360 Shares described above in Item 3 by TFN. The Company and TFN provided certain representations, warranties and indemnities to the Underwriters in the agreement.

Disposition Agreement
----------------------------
         In a disposition agreement between the Company and the FT Reporting Persons (with the exception of Atrium 3, DFI and TDF) dated as of May 17, 2000 and amended on June 5, 2000 (the "Disposition Agreement") it was agreed that the Company would file a registration statement under the Securities Act of 1933, as amended, contemplating a registered public offering on a underwritten basis of enough Shares held by the FT Reporting Persons to reduce the interest of the FT Reporting Persons in the Company to less than 10 per cent. on a fully diluted basis. Accordingly, a registration statement in respect of 24,942,360 Shares held by the Reporting Persons was filed on May 18, 2000 and declared effective on June 2, 2000. The FT Reporting Persons sold the 24,942,360 Shares in an underwritten public offering which closed on June 8, 2000.

The Disposition Agreement also provides that:

(a) 30 calendar days after the closing of the registered public offering the FT Reporting Persons shall either (i) convert, exchange or exercise any securities held by them which are convertible into, exchangeable for or exercisable in respect of Shares (the "Securities") into Shares or (ii) sell the Securities to a financial institution who will convert, exchange or exercise the Securities into Shares;

(b) the FT Reporting Persons shall sell either the Securities or, as the case may be, the Shares to a financial institution;

(c) the FT Reporting Persons may enter into an equity swap in respect of the Shares so that the FT Reporting Persons retain the economic (but not the beneficial) interest in them;

(d) The FT Reporting Persons will not retain any voting power in respect of the Shares;

(e) the financial institution may not sell the Shares for one year except in certain limited circumstances;

(f) following the year after the transfer to the financial institution the FT Reporting Persons may direct disposition of the Shares;

(g) the other contractual provisions between the FT Reporting Persons and the Issuer shall be terminated other than in respect of the exercise, conversion or exchange of the Securities.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. S-3 Form and Amendment to S-3 Form filed with the Securities and Exchange Commission on May 18, 2000.

Exhibit 2. Prospectus Supplement dated June 5, 2000 and Prospectus dated June 1, 2000 of Crown Castle International Corp..

Exhibit 3. Underwriting Agreement dated as of June 5, 2000 among Salomon Smith Barney, Inc. and Goldman Sachs & Co., Crown Castle International Corp. and Transmission Future Networks B.V.

Exhibit 4. Disposition Agreement dates as of May 17, 2000 and amended on June 5, 2000 among Crown Castle International Corp., Transmission Future Networks B.V., Telediffusion de France International S.A. and France Telecom S.A.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:     June 19, 2000             TRANSMISSION FUTURE NETWORKS B.V.
      ----------------------
                                       /s/ Michel Azibert
                                       by ________________________
                                       Name:  Michel Azibert
                                       Title: Managing Director

Date:     June 19, 2000             "ATRIUM 3" S.A.
      ----------------------
                                       /s/  Michel Azibert
                                       by ________________________
                                       Name:  Michel Azibert
                                       Title: President


Date:     June 19, 2000             DIGITAL FUTURE INVESTMENTS B.V.
      ----------------------
                                       /s/ Michel Azibert
                                       by_____________________
                                       Name:  Michel Azibert
                                       Title: Managing Director

                                                                              60

Date:    June 19, 2000              TELEDIFFUSION DE FRANCE INTERNATIONAL S.A.
      ----------------------
                                       /s/ Michel Azibert
                                       by ______________________
                                       Name:  Michel Azibert
                                       Title: Chairman

                                                                              61

Date:    June 19, 2000              TELEDIFFUSION DE FRANCE S.A.
      ----------------------
                                       /s/ Bruno Chetaille
                                       by ______________________
                                       Name:  Bruno Chetaille
                                       Title: Chairman and Chief Executive
                                              Officer

Date:    June 19, 2000             FRANCE TELECOM S.A.
      ---------------------
                                       /s/ Bruno Chetaille
                                       by ________________________
                                       Name:    Bruno Chetaille
                                       Title: Director of the Broadcast
                                              Services Division



                                   Schedule 1
                         Information about the Directors


I.       TRANSMISSION FUTURE NETWORKS B.V.

Except as otherwise set forth below, the place of citizenship of each such person is the Netherlands.


         NAME; PRINCIPAL OCCUPATION OR EMPLOYMENT               BUSINESS ADDRESS; PRINCIPAL BUSINESS OF EMPLOYER
         ----------------------------------------               ------------------------------------------------
Directors
---------

Michel L. Azibert                                               10, rue d'Oradour sur Glane
French Citizen                                                   75015 Paris, France
(Chairman of TDFI and
International Director of TDF)


Gideon Johannes van der Ploeg                                   Atrium Building, 5th Floor
(Management of companies in a professional services             Strawinskylaan 3501
environment)                                                    1077 ZX Amsterdam
                                                                THE NETHERLANDS

Gregory B. Richardson-Schilten                                  Atrium Building, 5th Floor
American Citizen                                                Strawinskylaan 3501
(Attorney)                                                      1077 ZX Amsterdam
                                                                THE NETHERLANDS

II.      "ATRIUM 3" S.A.

         Except as otherwise set forth below, the place of citizenship of each such person is France.


         NAME; PRINCIPAL OCCUPATION OR EMPLOYMENT               BUSINESS ADDRESS; PRINCIPAL BUSINESS OF EMPLOYER
         ----------------------------------------               ------------------------------------------------
Directors
---------


Michel Azibert                                                  10, rue d'Oradour sur Glane, 75015 Paris, France
(Chairman of TDFI and International Director of TDF)

TeleDiffusion de France S.A.                                    10, rue d'Oradour sur Glane, 75015 Paris, France
(Television and Radio Transmission)

Nicolas Decroix                                                 10, rue d'Oradour sur Glane, 75015 Paris, France
(Cash Treasurer Manager of TDF)


Patrick Yzerman                                                 10, rue d'Oradour sur Glane, 75015 Paris, France
(Deputy Chief Financial Officer of TDF)


III.     DIGITAL FUTURE INVESTMENTS, B.V.

Except as otherwise set forth below, the place of citizenship of each such person is the Netherlands.


         NAME; PRINCIPAL OCCUPATION OR EMPLOYMENT               BUSINESS ADDRESS; PRINCIPAL BUSINESS OF EMPLOYER
         ----------------------------------------               ------------------------------------------------
Directors
---------
Gideon Johannes van der Ploeg                                   Atrium Building, 5th Floor
(Management of companies in a professional services             Strawinskylaan 3501
environment)                                                    1077 ZX Amsterdam
                                                                THE NETHERLANDS

Michel L. Azibert                                               10, rue d'Oradour sur Glane
French Citizen                                                  75015 Paris, France
(Chairman of TDFI and International
Director of TDF)

IV.      TELEDIFFUSION DE FRANCE INTERNATIONAL S.A.

         Except as otherwise set forth below, the place of citizenship of each such person is France.


         NAME; PRINCIPAL OCCUPATION OR EMPLOYMENT               BUSINESS ADDRESS; PRINCIPAL BUSINESS OF EMPLOYER
         ----------------------------------------               ------------------------------------------------
Directors
---------

Michel Azibert                                                  10, rue d'Oradour sur Glane, 75015 Paris, France
(Chairman of TDFI and International Director of TDF)

TeleDiffusion de France S.A.                                    10, rue d'Oradour sur Glane, 75015 Paris, France
(Television and Radio Transmission)

Jean-Claude Prigent                                             10, rue d'Oradour sur Glane, 75015 Paris, France
(Chief Financial Officer of TDF)

Patrick Yzerman                                                 10, rue d'Oradour sur Glane, 75015 Paris, France
(Deputy Chief Financial Officer of TDF)



V.       TELEDIFFUSION DE FRANCE S.A.

         Except as otherwise set forth below, the place of citizenship of each such person is France.


         NAME; PRINCIPAL OCCUPATION OR EMPLOYMENT               BUSINESS ADDRESS; PRINCIPAL BUSINESS OF EMPLOYER
         ----------------------------------------               ------------------------------------------------
Directors
---------

Bruno Chetaille                                                 10, rue d'Oradour sur Glane, 75015 Paris, France
(Chairman and C.E.O. of TDF; Director of the Broadcast
Services Division of France Telecom)

Pierre Lestrade                                                 Ministry of Economy, Finance and Industry
(Chief of the CGTI)                                             CGTI (Conseil General des Technologies de l'Information)
                                                                20, avenue Segur
                                                                75007 Paris, FRANCE

Nicolas Dufourcq                                                FRANCE TELECOM- Division Multimedia
(Director of the Multimedia Division, Mass Market Product       103, rue de Grenelle
Services Division, France Telecom)                              75007 Paris, FRANCE

Jean-Francois Latour                                            U.E.R. (Unite Exploitation Reseaux)
(U.E.R. Manager)                                                France Telecom Direction Regionale Angers
                                                                52, Boulevard Gaston Ramon
                                                                49043 Angers Cedex 01, FRANCE

Jacques Champeaux                                               6, place d'Alleray
(Group Executive Vice President                                 75015 Paris, FRANCE
Large Business Division, France Telecom)

Compagnie Generale des Communications - COGECOM (French         6, place d'Alleray
public limited company)                                         75015 Paris, FRANCE

Marc Dandelot                                                   6, place d'Alleray
(Director of International Development,                         75015 Paris, FRANCE
Development Division, France Telecom)

Didier Quillot                                                  France Telecom Mobiles
(Managing Director of France Telecom                            41-45, Boulevard Romain Rolland
Mobiles)                                                        75672 Paris Cedex 14, FRANCE

Jean-Yves Gouiffes                                              6, place d'Alleray
(Group Executive Vice President                                 75015 Paris, FRANCE
Network Division of France Telecom)

Christian Bret                                                  6, place d'Alleray
(Deputy Director of the Large Business                          75015 Paris, FRANCE
Division of France Telecom)

Claudie Granier                                                 TDF - DirectionRegionale
(Employee of TDF)                                               Sud-EST14, Boulevard
                                                                Edouard Herriot-BP 358
                                                                13271 Marseille
                                                                Cedex 08, France

Jean-Yvon Coatrieux                                             TDF-Direction Regionale Ouest
(Employee of TDF)                                               3, avenue de Belle Fontaine
                                                                B.P. 79
                                                                35512 Cesson-Sevigne Cedex, FRANCE

Executive Officers
------------------

Bruno Chetaille                                                 10, rue d'Oradour sur Glane
(Chairman and Chief Executive Officer)                          75015 Paris, FRANCE

Michel Azibert                                                  10, rue d'Oradour sur Glane
(International Director)                                        75015 Paris, FRANCE

Marc Rennard                                                    10, rue d'Oradour sur Glane
(Deputy General Manager)                                        75015 Paris, FRANCE

Gerard Chevee                                                   10, rue d'Oradour sur Glane
(Deputy General Manager)                                        75015 Paris, FRANCE

Michel Lapierre                                                 10, rue d'Oradour sur Glane
(Human Resources Director)                                      75015 Paris, FRANCE

Jean-Claude Prigent                                             10, rue d'Oradour sur Glane
(Chief Financial Officer)                                       75015 Paris, FRANCE

Philippe Hermann                                                10, rue d'Oradour sur Glane
(Production and Methods Director)                               75015 Paris, FRANCE

Madeleine Giovachini                                            10, rue d'Oradour sur Glane
(Radiocommunications                                            75015 Paris, FRANCE
and Services Director)

Michel Reneric                                                  10, rue d'Oradour sur Glane
(Research and Innovation Director)                              75015 Paris, FRANCE

Yves Noirel                                                     10, rue d'Oradour sur Glane
(General Manager of TDF                                         75015 Paris, FRANCE
Video Service)

Alain Delorme                                                   10, rue d'Oradour sur Glane
(Radio Director)                                                75015 Paris, FRANCE

Dominique  Niel                                                 10, rue d'Oradour sur Glane
(Television Director)                                           75015 Paris, FRANCE

VI.      FRANCE TELECOM

         Except as otherwise set forth below, the place of citizenship of each such person is France


         NAME; PRINCIPAL OCCUPATION OR EMPLOYMENT               BUSINESS ADDRESS; PRINCIPAL BUSINESS OF EMPLOYER
         ----------------------------------------               ------------------------------------------------
Directors
---------

Michel Bon                                                      6, place d'Alleray
(Chairman and Chief Executive Officer)                          75015 Paris, FRANCE

Francois Grapotte                                               6, place d'Alleray
(Chairman and Chief Executive Officer, LeGrand)                 75015 Paris, FRANCE

Jean-Claude Desrayaud                                           6, place d'Alleray
(Employee of France Telecom)                                    75015 Paris, FRANCE

Jean Simonin                                                    6, place d'Alleray
(Managing Director, Residential Agency of Toulouse)             75015 Paris, FRANCE

Didier Lombard representing French State                        6, place d'Alleray
(French Envoy for International Investments, Ministry of        75015 Paris, FRANCE
Economy, Finance and Industry)

Christophe Blanchard Dignac representing French State           6, place d'Alleray
(Budget Director, Ministry of Economy, Finance and              75015 Paris, FRANCE
Industry)

Yannick D'Escatha                                               6, place d'Alleray
(Delegated Managing Director of Industry to Electricite de      75015 Paris, FRANCE
France)

Simon Nora                                                      6, place d'Alleray
(Honorary Inspector General of Finance)                         75015 Paris, FRANCE

Christian Pheline                                               6, place d'Alleray
(Head of Legal and Technical Department of Information and      75015 Paris, FRANCE
Communication, Ministry of Culture and Communication)

Nicolas Jachiet                                                 6, place d'Alleray
(Head of Investment Monitoring Division,                        75015 Paris, FRANCE
Treasury Department, Ministry of the Economy, Finance and
Industry)

Jean-Paul Bechat                                                6, place d'Alleray
(Chairman and Chief Executive Officer, SNECMA)                  75015 Paris, FRANCE

Pascal Colombani                                                6, place d'Alleray
(Director of the French Atomic Energy Commission)               75015 Paris, FRANCE

Jacques de la Rosiere de Champfeu                               6, place d'Alleray
(Advisor to Paribas)                                            75015 Paris, FRANCE

Pierre Gadonneix                                                6, place d'Alleray
(President, Gaz de France)                                      75015 Paris, FRANCE

Raymond Durand                                                  6, place d'Alleray
(employee of France Telecom)                                    75015 Paris, FRANCE

Pierre Peuch                                                    6, place d'Alleray
(Employee de France Telecom)                                    75015 Paris, FRANCE

Christophe Aguiton                                              6, place d'Alleray
(Employee de France Telecom)                                    75015 Paris, FRANCE

Jean-Francois Davoust                                           6, place d'Alleray
(Employee de France Telecom)                                    75015 Paris, FRANCE

Jean- Pierre Delezenne                                          6, place d'Alleray
(Employee de France Telecom)                                    75015 Paris, FRANCE

Nadine Tihay spouse Grandmougin                                 6, place d'Alleray
(Employee de France Telecom)                                    75015 Paris, FRANCE

Executive Officers

Michel Bon                                                      6, place d'Alleray
(Chairman and Chief Executive Officer)                          75015 Paris, FRANCE

Jean-Francois Pontal                                            6, place d'Alleray
(Group Executive Vice President Mass Market Product and         75015 Paris, FRANCE
Services Divisions

Jacques Champeaux                                               6, place d'Alleray
(Group Executive Vice President Large Business Division)        75015 Paris, FRANCE

Jean-Yves Gouiffes                                              6, place d'Alleray
(Group Executive Vice President Network Division)               75015 Paris, FRANCE

Jean-Jacques Damlamian                                          6, place d'Alleray
(Group Executive Vice President Development Division)           75015 Paris, FRANCE

Jean-Louis Vinciguerra                                          6, place d'Alleray
(Group Executive Vice President Human Resources and             75015 Paris, FRANCE
Finance Division)

Gerard Moine                                                    6, place d'Alleray
(Group Executive Vice President Public Affairs)                 75015 Paris, FRANCE

Marie-Claude Perrache                                           6, place d'Alleray
(Group Executive Vice President Corporate Communications)       75015 Paris, FRANCE

Jacques Burillon                                                6, place d'Alleray
(Corporate Secretary)                                           75015 Paris, FRANCE



28